Exhibit 99.5

STELLANTIS N.V.
EQUITY INCENTIVE PLAN

STELLANTIS N.V. EQUITY INCENTIVE PLAN
1.    Introduction and Purpose. This Stellantis N.V. Equity Incentive Plan was adopted by the Board of Directors of Stellantis N.V. (the “Company”) and approved by the Company’s shareholders at an Annual General Meeting of shareholders held on [*], 2021. Terms capitalized but not defined shall have the definitions set forth in Section 2.
The purpose of the Plan is to set forth principles and rules, which govern the grant of Stock-based awards to eligible top performers and key leaders of the Company (and its Subsidiaries and Joint Ventures, as applicable), in order to foster a strong performance culture, to reward the best performers, and to align management and shareholders’ interests in achieving the Company’s financial and other objectives. The Company believes that the Plan will also assist in attracting and retaining individuals of outstanding training, experience and ability, and will also ultimately promote the long-term success of the Company.
2.    Definitions. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:
(a)    “Award” means the grant of a right or potential right, as applicable, to a Participant to receive incentive compensation under the Plan. An Award shall be earned and vested only to the extent its terms and conditions are satisfied.
(b)    “Award Agreement” means the written or electronic agreement between the Company and the Participant that sets forth the applicable terms, conditions, and limitations with respect to a particular Award, together with any amendments thereto. Each Award Agreement shall be in such form and shall contain such terms and conditions as determined by the Committee in its sole discretion.
(c)    “Board” means the board of directors of the Company.
(d)    “Change of Control” means an event described in Section 12 hereof.
(e)    “Cause” means, unless otherwise defined in the applicable Award Agreement or an employment agreement between the Participant and the Company (or any Subsidiary or Joint Venture, as applicable): (i) a Participant engaging (or about to engage) in willful misconduct that is injurious to the Company or its Subsidiaries or Joint Ventures, (ii) a Participant embezzling or misappropriating funds or property of the Company or its Subsidiaries or Joint Ventures, or a Participant’s conviction of a felony or the Participant’s entry of a plea of guilty or nolo contendere to a felony, (iii) a Participant’s willful failure or refusal to substantially perform his or her duties or responsibilities that continues after being brought to the attention of the Participant, or (iv) a Participant’s violation of any restrictive covenants entered into between the Participant and the Company (or any Subsidiary or Joint Venture, as applicable) or the Company’s (or any Subsidiary’s or Joint Venture’s) code of conduct or written policies or any crime involving a material element of fraud or dishonesty. Any determination of Cause shall be made by the Committee in its sole discretion. Any such determination shall be conclusive, and final and binding on a Participant.

(f)    “Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference in the Plan to a specific Section of the Code shall include such Section, any valid regulation and other applicable authorities promulgated thereunder, and any comparable provision of any future legislation amending, supplementing, or superseding such Section of the Code.
(g)    “Committee” means the Remuneration Committee of the Board.
(h)    “Company” means Stellantis N.V., a public limited company, incorporated in and under the laws of The Netherlands, or any successor thereto.

(i)    “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time. Any reference in the Plan to a specific Section of the Exchange Act shall include such Section, any valid regulation and other applicable authorities promulgated thereunder, and any comparable provision of any future legislation amending, supplementing, or superseding such Section of the Exchange Act.
(j)    “Executive Director” means a member of the Board designated as having responsibility for day-to-day management of the Company.
(k)    “Fair Market Value” means, unless otherwise specified by the Committee, the closing selling price, of a share of Stock reported on the New York Stock Exchange, or such other established securities market upon which the Stock may be trading on the applicable date. The Committee may also specify in an Award Agreement that Fair Market Value may be based on another price, including a price that is based on the opening selling price, actual high, low, or average of the actual high and low selling price, or average selling prices (weighted or unweighted based on the volume of trading) of Stock reported on the New York Stock Exchange, or such other established securities market upon which the Stock may be trading on the applicable date, in each case as of the trading day immediately preceding the applicable date, the trading day next succeeding the applicable date, or during a specified period before or after the applicable date, all as determined by the Committee in its sole discretion, or such other price as required by applicable law or regulation.
(l)    “Good Reason” shall have the meaning specified in the applicable Award Agreement or employment agreement between the Participant and the Company (or any Subsidiary or Joint Venture, as applicable)’’
(m)    “Incentive Stock Option” means a Stock Option intended to meet the requirements of Code Section 422.
(n)    “Joint Venture” means a joint venture, corporation or partnership, or comparable entity, in which the Company or a Subsidiary has a material equity interest.
(o)    “Nonqualified Stock Option” means a Stock Option that is not an Incentive Stock Option.
(p)    “Participant” means (i) an employee of the Company, its Subsidiaries or Joint Ventures or (ii) an individual providing services to the Company or its Subsidiaries, including an Executive Director (but excluding, for the avoidance of doubt, any member of the Board who is not an Executive Director) who, in each case (A) has been selected by the Committee to receive an Award under the Plan and (B) to the extent required by the Committee, has executed an Award Agreement.

(q)    “Performance Criteria” means one or more pre-established objective performance goals established by the Committee in its sole discretion, which may be based on one or more of business criteria, including, but not limited to: trading profit (or operating profit after restructuring); trading cash flow; revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash-flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on shareholder equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total shareholder return; cumulative return on net assets employed; improvement in or attainment of expense levels; market share; environmental health and safety, and improvement in or attainment of working capital levels and/or any other individual or business criteria. Performance Criteria may (i) be based on one or more business criteria that apply to the Participant, the Company as a whole, or any Subsidiary, Joint Venture, business unit, division, segment of the Company, or any combination thereof, (ii) include or exclude (or be adjusted to include or exclude) extraordinary items, the impact of charges for restructurings, discontinued operations and other unusual and non-recurring items, and the cumulative effects of tax or accounting changes, each determined based on International Financial Reporting Standards, as in effect from time to time, generally accepted accounting principles in the United States of America, as in effect from time to time

(“GAAP”), or on a non-GAAP basis and/or (iii) reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group, index, or other external measure, in each case as determined by the Committee in its sole discretion.
(r)    “Performance Period” means the period during which the Performance Criteria must be attained, as designated by the Committee in its sole discretion.
(s)    “Performance Share” means an Award providing the Participant with a designated number of shares of Stock subject to the attainment of Performance Criteria within the Performance Period and the satisfaction of such other terms and conditions, as specified by the Committee in the Award Agreement in accordance with Section 10 hereof.
(t)    “Performance Share Unit” means an Award, designated as a unit, providing a Participant with the right to receive a designated number of shares of Stock or cash in an amount determined as a function of a designated number of shares of Stock at a date on or after, and subject to, the attainment of Performance Criteria within the Performance Period and the satisfaction of such other terms and conditions, as specified by the Committee in the Award Agreement in accordance with Section 10 hereof.
(u)    “Person” means any individual, entity or group within the meaning of Section 3(a)(9) of the Exchange Act and as used in Section 13(d)(3) or 14(d)(2) of the Exchange Act.
(v)    “Plan” means this Stellantis N.V. Equity Incentive Plan, as it may be amended from time to time, including any and all component plans and programs established hereunder pursuant to which Awards are granted.

(w)    “Restricted Stock” means an Award providing a Participant with a designated number of shares of Stock subject to the satisfaction of vesting conditions and such other terms and conditions, as specified by the Committee in the Award Agreement in accordance with Section 9 hereof.
(x)    “Restricted Stock Unit” means an Award, designated as a unit, providing a Participant with the right to receive a designated number of shares of Stock or cash in an amount determined as a function of a designated number of shares of Stock at a date on or after, and subject to, the satisfaction of vesting conditions and such other terms and conditions, as specified by the Committee in the Award Agreement in accordance with Section 9 hereof.
(y)    “SAR” means an Award of a stock appreciation right granted to a Participant pursuant to Section 8 hereof.
(z)    “Stock” means a common share of the Company, nominal value EUR 0.01.
(aa)    “Stock Option” means an Award providing a Participant with the right to acquire a designated number of shares of Stock at a certain price that is granted pursuant to Section 7 hereof. The term Stock Option includes both Incentive Stock Options and Nonqualified Stock Options.
(bb)    “Subsidiary” or “Subsidiaries” means any corporation or entity of which the Company owns directly or indirectly, at least 50% of the total voting power or in which it has at least a 50% economic interest.
3.    Administration. The Plan will be administered by the Committee consisting of two or more directors of the Company as the Board may designate from time to time, each of whom shall satisfy any requirements under applicable law.
The Committee shall have the discretionary authority to select those individuals who are eligible to participate in the Plan, to determine the number, type, and amount of Awards to be granted to Participants, to construe and interpret the Plan and any Awards granted thereunder, to establish and amend rules for Plan administration, to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan, to change the terms and conditions of Awards at or after grant (subject to the provisions of Section 18 hereof), to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award granted under the Plan, and to make all other determinations which it deems necessary or advisable for the administration of the Plan. Without limiting the foregoing and subject to Section 22 hereof and applicable law, the Committee will have the discretionary authority to amend any outstanding Award Agreement in any respect, including, without limitation, to (1) accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised or at which Stock under the Award is delivered (and, in connection with such acceleration, may provide that any Stock acquired or delivered pursuant to such Award will be Restricted Stock, which is subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Participant’s underlying Award), (2) waive or amend any goals, restrictions, vesting provisions or conditions set forth in such Award Agreement, or impose new goals, restrictions, vesting provisions and conditions, (3) determine at any time whether, to what extent and under what circumstances and method or methods Awards may be exercised, cancelled, forfeited or suspended, settled in cash, Stock, other securities, other Awards or other property (in which event, the Committee may specify what other effects such settlement will have on the Participant’s Award, including the effect on any repayment provisions under the Plan or Award Agreement) and (4) determine whether, to what extent and under what circumstances Awards may be settled by the Company, any of its Subsidiaries or affiliates or any of their designees.
The Committee or the Board may authorize one or more officers of the Company to select individuals to participate in the Plan and to determine the number, type, and amount of Awards to be granted to such Participants. Any reference in the Plan to the Committee shall include such authorized officer or officers. To the extent permitted by applicable law, the Committee may delegate to one or more members of the Committee or officers of the Company authority to administer the Plan, such as the authority to grant Awards or take any other actions permitted under the Plan, within any limits established by the Committee. Subject to the immediately preceding sentence, the Committee may directly or through its delegate issue rules and regulations for administration of the Plan.

The determinations of the Committee shall be made in accordance with their judgment as to the best interests of the Company and its shareholders and in accordance with the purposes of the Plan. Any determination of the Committee under the Plan may be made without notice or meeting of the Committee, if in a writing (electronically or otherwise) signed by all the Committee members, and shall be conclusive, and final and binding on all interested Persons to the maximum extent permitted under applicable law. The Committee’s determinations under the Plan and Award Agreements (including, without limitation, whether a Participant has experienced a termination of employment) need not be uniform and may be made selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated).
4.    Participants. Designation of a Participant in any year shall not require the Committee to designate that individual to receive an Award in any other year or to receive the same type or amount of Award as granted to the Participant in any other year or as granted to any other Participant in any year. The Committee shall consider all factors that it deems relevant in selecting Participants and in determining the type and amount of their respective Awards.
5.    Shares Available under the Plan. The maximum aggregate number of shares of Stock available for grant of Awards under the Plan and the maximum aggregate number of shares of Stock available for grant of Awards made to Executive Directors will be as determined by the Board at or prior to the first grant of Awards under the Plan (subject to modification pursuant to a resolution of the general meeting of shareholders of the Company. The following shares of Stock related to Awards under the Plan may again be available for issuance under the Plan: (a) any shares of Stock covered by an Award which are settled in cash and (b) any shares of Stock related to Stock Option or other Awards that expire, lapse, are forfeited or cancelled or terminate for any other reason without issuance of shares of Stock. Further, any shares of Stock subject to a SAR shall be counted as used only to the extent shares of Stock are actually issued to the Participant upon exercise of the SAR. Any shares of Stock retained by the Company to comply with applicable income tax or social tax withholding requirements or withheld to facilitate payment of the exercise price of a Stock Option, shall be deemed delivered for purposes of the Plan and will not be deemed to be Stock available for Awards under the Plan.

All Stock issued under the Plan may be either authorized and unissued Stock or previously issued Stock that has been reacquired by the Company (including treasury shares). To the extent required by applicable law, stock exchange or other regulatory requirements, Stock Options and unissued Stock may only be issued if authorized pursuant to the articles of association of the Company, a resolution of the general meeting of shareholders of the Company (or, if authorized to do so by the articles of association of the Company or a general meeting of shareholders, by the Board) authorizing such issuance and excluding preference rights for existing shareholders if applicable. The authorization shall not be applicable to the issuing of Stock to Participants who exercise a Stock Option.
The Stock reserved for issuance and the other limitations set forth above shall be subject to adjustment in accordance with Section 13(a) hereof.
6.    Types of Awards, Payments, and Limitations. Awards shall consist of Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units, and other Stock-based Awards, all as described below. Payment of Awards may be in the form of cash, Stock, other securities, other Awards, other property or combinations thereof as the Committee shall determine, and with the expectation that any Award of Stock shall be styled to preserve such restrictions as it may impose. The Committee need not require the execution of any such agreement by a Participant. Acceptance of the Award by the applicable Participant shall constitute agreement by the Participant to the terms and conditions of the Award.

The Committee may (but need not) provide that any Awards earn dividends or dividend equivalents and interest on such dividends or dividend equivalents. Such dividends or dividend equivalents shall be set forth in the Award Agreement and may be paid currently or may be accumulated and subject to the same vesting restrictions applicable to the underlying Award. Any crediting of dividends or dividend equivalents may be subject to such terms and conditions as the Committee may establish, including reinvestment in additional Stock or Stock equivalents.
Awards shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations of such Award. Such terms may include, but are not limited to, the term of the Award, the provisions applicable in the event the Participant’s employment terminates, and the Company’s authority (subject to the provisions of Section 18 hereof) to unilaterally or bilaterally amend, modify, suspend, cancel or rescind any Award, including, without limitation, the ability to amend such Awards to comply with changes in applicable law. An Award may also be subject to other provisions (whether or not applicable to similar Awards granted to other Participants, whether or not similarly-situated) as the Committee determines appropriate, including provisions intended to comply with applicable tax, securities laws, stock exchange and other regulatory requirements, understandings or conditions as to the Participant’s employment, requirements or inducements for continued ownership of Stock after exercise or vesting of Awards, or forfeiture of Awards in the event of termination of employment shortly after exercise or vesting, or breach of noncompetition or confidentiality agreements following termination of employment.
Any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment policies the Company has enacted and amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant.
The Committee may make retroactive adjustments to and the Participant shall reimburse to the Company any cash or equity based incentive compensation paid to the Participant where such compensation was predicated upon achieving certain financial results that were substantially the subject of an accounting restatement, and as a result of such accounting restatement it is determined that the Participant otherwise would not have been paid such compensation, regardless of whether or not the accounting restatement resulted from the Participant’s fraud or misconduct. In each such instance, the Company will, to the extent practicable, seek to recover (a) the amount by which the Participant’s cash or equity based incentive compensation for the relevant period exceeded the lower payment, if any, that would have been made based on the restated financial results, or (b) if in the Committee’s view the Participant engaged in fraud or misconduct that caused or partially caused the need for the accounting restatement, the total amount of the Participant’s cash or equity based incentive compensation for the relevant period, plus a reasonable rate of interest. In addition to (and not in derogation of) the foregoing: (y) to the extent required under Section 304 of the Sarbanes-Oxley Act of 2002 (United States), as amended, if the Company is required to prepare an accounting restatement due to its material noncompliance, as a result of misconduct, with any financial reporting requirement under applicable securities laws, the Company’s chief executive officer and chief financial officer shall reimburse the Company for (i) any bonus or other incentive-based or equity-based compensation received by that individual from the Company during the 12-month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurs) of the financial document embodying such financial reporting requirement, and (ii) any profits realized from the sale of securities of the Company during that 12-month period, and (z) to the extent required under Section 10D of the Exchange Act, in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under applicable securities laws, the Company will recover from any current or former executive officer of the Company who received incentive based compensation (including Stock Options awarded as compensation) during the 3-year period preceding the date on which the Company is required to prepare an accounting restatement, the excess of the amount of such incentive based compensation received based on the erroneous data over what would have been paid to the executive officer under the accounting restatement.
The Committee, in its sole discretion, either at the time of grant or by subsequent amendment, and subject to the provisions of Sections 18 and 22 hereof, may, except in the case of Stock Options and SARs, require or permit a Participant to elect to defer amounts or Stock that otherwise would be paid or delivered to the Participant as a result of the settlement of an Award under such rules and procedures as the Committee may establish under the Plan, and to have any such deferred amounts or Stock credited to one or more accounts established for the Participant by the Committee on the Company’s books of account.
7.    Stock Options. Stock Options may be awarded to Participants under such terms and conditions as may be established by the Committee, except that reload options may not be granted under the Plan. The Committee shall determine the number of shares of Stock subject to each Stock Option and whether the Stock Option is an Incentive Stock Option. All of the available Stock under the Plan may, but need not, be issued pursuant to the exercise of Incentive Stock Options; provided, however, notwithstanding a Stock Option’s designation, to the extent that Incentive Stock Options are exercisable for the first time by the Participant during any calendar year with respect to Stock whose aggregate Fair Market Value exceeds US$100,000, such Stock Options shall be treated as Nonqualified Stock Options. The exercise price for each Stock Option shall be determined by the Committee but shall not be less than the higher of (i) EUR 0.01 or (ii) 100% of the Fair Market Value of the Stock on the date the Stock Option is granted (or, if the grant date is not a trading day, the trading day immediately prior to the grant date) unless the Stock Option is a substitute or assumed Stock Option granted pursuant to Section 14 hereof. Each Stock Option shall expire at such time as the Committee shall determine at the time of grant. Stock Options shall be exercisable at such time and subject to such terms and conditions as the Committee shall determine; provided, however, that no Stock Option shall be exercisable later than the tenth anniversary of its grant. Unless otherwise set forth in the applicable Award Agreement, the exercise price, upon exercise of any Stock Option, shall be payable by or on behalf of the applicable Participant to the Company in full by: (a) cash payment or its equivalent; (b) tendering previously acquired Stock purchased on the open market having a Fair Market Value at the time of exercise equal to the exercise price or certification of ownership of such previously-acquired Stock; (c) to the extent permitted by applicable law, delivery of a properly executed exercise notice, together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the Stock Option shares or loan proceeds to pay the exercise price and any withholding taxes due to the Company; and (d) such other methods of payment as the Committee, in its sole discretion, deems appropriate. Upon exercise of any Stock Option, the Stock will be issued in the manner as the Company may deem appropriate.
8.    Stock Appreciation Rights. SARs may be awarded to Participants under such terms and conditions as may be established by the Committee. Notwithstanding any other provision of the Plan, the Committee may, in its sole discretion, substitute SARs which can be settled only in Stock for outstanding Stock Options. The grant price of a substitute SAR shall be equal to the exercise price of the related Stock Option and the substitute SAR shall have substantive terms (e.g., duration) that are equivalent to the related Stock Option. The grant price of any other SAR shall be equal to the Fair Market Value of the Stock on the date of its grant (or, if the grant date is not a trading day, the trading day immediately prior to the grant date) unless the SARs are substitute or assumed SARs granted pursuant to Section 14 hereof. A SAR may be exercised upon such terms and conditions and for the term the

Committee in its sole discretion determines, as specified by the Committee in the Award Agreement; provided, however, that the term shall not exceed the Stock Option term in the case of a substitute SAR or ten years in the case of any other SAR, and the terms and conditions applicable to a substitute SAR shall be substantially the same as those applicable to the Stock Option which it replaces. Upon exercise of a SAR, the Participant shall be entitled to receive payment from the Company in an amount determined by multiplying (a) the excess (if any) of the Fair Market Value of a share of Stock on the date of exercise over the grant price of the SAR by (b) the number of shares of Stock with respect to which the SAR is exercised. The payment may be made in cash or Stock, or any combination thereof, at the discretion of the Committee, except in the case of a substitute SAR payment which may be made only in Stock.
9.    Restricted Stock and Restricted Stock Units. Restricted Stock and Restricted Stock Units may be awarded to Participants under such terms and conditions as shall be established by the Committee. Restricted Stock and Restricted Stock Units shall be subject to vesting conditions and such other terms and conditions as the Committee determines, including, without limitation, any of the following:
(a)    a prohibition against sale, assignment, transfer, pledge, hypothecation or other encumbrance for a specified period; and
(b)    a requirement that the holder forfeit the Restricted Stock or Restricted Stock Units in the event of termination of employment during the period of restriction.
All restrictions shall expire and the Award shall vest at such times as the Committee shall specify.
10.    Performance Shares and Performance Share Units. Performance Shares and Performance Share Units may be awarded to Participants under such terms and conditions as shall be established by the Committee. Performance Shares and Performance Share Units shall be subject to the attainment of Performance Criteria during the applicable Performance Period and the satisfaction of such vesting conditions and other terms and conditions established by the Committee.

Notwithstanding the satisfaction of any Performance Criteria, the Performance Criteria for the applicable Performance Period and the number of shares of Stock issued or the amount of cash paid in respect of a Performance Shares Award or Performance Share Units Award may be adjusted by the Committee on the basis of such further consideration as the Committee in its sole discretion shall determine.
11.    Other Stock-Based Awards. In addition to the incentives described in Sections 6 through 10 hereof, the Committee may grant other Stock-based incentives payable in cash, Stock, or any combination thereof, under the Plan as it determines to be in the best interests of the Company and subject to such other terms and conditions as it deems appropriate, as specified by the Committee in the applicable Award Agreement.
12.    Change of Control.

(a)    Unless otherwise provided in the Award Agreement, or otherwise determined by the Committee, with respect to (i) Awards that are not assumed, converted or replaced in connection with a transaction that constitutes a Change of Control such Awards shall vest immediately prior to the Change of Control and all Performance Criteria, to the extent applicable, shall be deemed achieved at target levels and all other terms and conditions met on Performance Shares and Performance Share Units, and (ii) Awards that are assumed, converted or replaced in connection with a transaction that constitutes a Change of Control, notwithstanding any other provision of the Plan to the contrary, in the event that the employment of the Participant is involuntarily terminated by the Company, or the applicable Subsidiary or Joint Venture, (or the applicable successor to such entity) other than for Cause within a twenty-four (24) month period following the effective date of a Change of Control (a “Termination Event”), such Awards shall be treated as follows upon the Termination Event:
(i)    any Stock Options and SARs outstanding which are not then exercisable and vested shall become fully exercisable and vested;

(ii)    subject to Section 12(a)(vi), all restrictions shall lapse and all other terms and conditions shall be deemed met on Restricted Stock and Performance Shares and such Awards shall be become fully vested and transferable;
(iii)    subject to Section 12(a)(vi), all Restricted Stock Units and Performance Share Units shall be considered to be earned and vested and payable in full, and such Awards shall be settled in cash or shares, or in any combination thereof, as determined by the Committee in its discretion, as promptly as practicable (but in no event later than 60 days following the Termination Event);
(iv)    all other Awards shall be paid out in cash or shares, or in any combination thereof, as determined by the Committee in its discretion, as promptly as practicable (but in no event later than 60 days following the Termination Event);

(v)    subject to the terms of the Plan, the Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan’s purposes and applicable law; and
(vi)    all Performance Criteria shall be deemed achieved at target levels and all other terms and conditions met on Performance Shares and Performance Share Units.
(b)    If and to the extent provided in an Award Agreement or an employment agreement between the Participant and the Company (or any Subsidiary or Joint Venture, as applicable) or otherwise determined by the Committee, unless Awards are not assumed, converted or replaced in connection with a transaction that constitutes a Change of Control (in which case such Awards shall vest immediately prior to the Change of Control and all Performance Criteria, to the extent applicable, shall be deemed achieved at target levels and all other terms and conditions met on Performance Shares and Performance Share Units), the voluntary termination of employment with the Company, or the applicable Subsidiary or Joint Venture, (or the applicable successor to such entity) by the Participant for Good Reason within a twenty-four (24) month period following the effective date of a Change of Control may be deemed a Termination Event as a result of which the consequences set forth in clauses (i) through (vi) of Section 12(a) would apply.
(c)    In the event of a Change of Control, the Committee may in its discretion and upon at least ten (10) days’ advance notice to the affected Participants, cancel any outstanding Awards and pay to the holders thereof, in cash or shares, or any combination thereof, the value of such Awards based upon the price per share received or to be received by other shareholders of the Company in the event. In the case of any Option or SAR with an exercise price that equals or exceeds the price paid for a share of Stock in connection with the Change of Control, the Committee may cancel the Option or SAR without the payment of consideration therefor.
(d)    Notwithstanding the foregoing, if any Award is subject to Code Section 409A, this Section 12 shall be applicable only to the extent specifically provided in the Award Agreement and in accordance with Code Section 409A.
(e)    To the extent the effect of a Change of Control on any Award granted under the Plan is not otherwise addressed in this Section 12 or the applicable Award Agreement, the Committee may, in its sole discretion, as to any such Award, take any one or more of the following actions: (i) provide for the acceleration of any time periods relating to the vesting, exercise or realization of any such Award so that such Award may be exercised or realized in full on or before a date fixed by the Committee; (ii) provide for the purchase of any such Award; (iii) make such adjustment to any such Award then outstanding as the Committee deems appropriate to reflect such Change of Control; (iv) cause any such Award then outstanding to be assumed, or new rights substituted therefor, by the successor company (or a subsidiary or affiliate of such successor company, as applicable) after such Change of Control; or (v) take any other action with respect to such Award as the Committee may determine is appropriate, in its sole discretion.

For purposes of the Plan, the term “Change of Control” , unless otherwise provided in an Award Agreement, shall mean:
(I)    the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons of the shares of Stock representing more than 50% of the aggregate voting power represented by the issued and outstanding shares of Stock; or
(II) occupation of a majority of the Board (other than vacant seats) by Persons who were neither (i) nominated by the Board nor (ii) appointed by the directors of the Board so nominated. For the avoidance of doubt, a transaction shall not constitute a Change of Control (i) if effected for the purpose of changing the place of incorporation or form of organization of the ultimate parent entity of the Company group (including where the Company is succeeded by an issuer incorporated under the laws of another country, province or state for such purpose and whether or not the Company remains in existence following such transaction) and (ii) where all or substantially all of the Person(s) who are the beneficial owners of the outstanding voting securities of the Company immediately prior to such transaction will beneficially own, directly or indirectly, all or substantially all of the combined voting power of the outstanding voting securities entitled to vote generally in the election of the board directors of the ultimate parent entity resulting from such transaction in substantially the same proportions as their ownership, immediately prior to such transaction, of such outstanding securities of the Company; or
(III) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions.
13.    Adjustment Provisions.
(a)    In the event of any change affecting the number, class, market price or terms of the Stock by reason of share dividend, share split, recapitalization, reorganization, merger, consolidation, spin-off, disaffiliation of a Subsidiary, combination of Stock, exchange of Stock, Stock rights offering, or other similar event, or any distribution to the holders of Stock other than a regular cash dividend, the Committee shall equitably substitute or adjust the number or class of Stock which may be issued under the Plan in the aggregate or to any one Participant in any calendar year and the number, class, price or terms of shares of Stock subject to outstanding Awards. Notwithstanding anything to the contrary in this Plan, no adjustment shall be made to any Award under this Plan if or to the extent such adjustment would cause an outstanding Award to fail to be exempt from or comply with Code Section 409A.

(b)    In the event of any merger, consolidation or reorganization of the Company with or into another corporation which results in the outstanding Stock of the Company being converted into or exchanged for different securities, cash or other property, or any combination thereof, there shall be substituted, on an equitable basis, for each share of Stock then subject to an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock will be entitled pursuant to the transaction.
14.    Substitution and Assumption of Awards. The Board or the Committee may authorize the issuance of Awards in connection with the assumption of, or substitution for, outstanding equity awards previously granted to individuals who become employees of the Company or any Subsidiary as a result of any merger, consolidation, acquisition of property or stock, or reorganization, upon such terms and conditions as the Committee may deem appropriate.
15.    Nontransferability. Awards shall not be transferable other than by will or the laws of descent and distribution, and each Stock Option and SAR shall be exercisable during the Participant’s lifetime only by the Participant or, in the event of disability, by the Participant’s personal representative. In the event of the death of a Participant, exercise of any Award or payment with respect to any Award shall be made only to the executor or administrator of the estate of the deceased Participant or to the Person or Persons to whom the deceased Participant’s rights under the Award shall pass by will or the laws of descent and distribution. Subject to the approval of the Committee in its sole discretion, Stock Options may be transferable to charity or to members of the immediate family of the Participant and to one or more trusts for the benefit of such family members, partnerships in which such family members are the only partners, or corporations in which such family members are the only shareholders.

Members of the immediate family means the Participant’s spouse, children, stepchildren, grandchildren, parents, grandparents, siblings (including half brothers and sisters), and individuals who are family members by adoption.
16.    Taxes. The Company, Subsidiary and/or Joint Venture shall be entitled to deduct and withhold from the wages, salary, bonus and other income paid by the Company, or Joint Venture Subsidiary to the Participant or require a Participant to remit the amount of any federal, state and cantonal, local and social or payroll tax, including social security contributions, attributable to any amounts payable or Stock deliverable under the Plan. The Company may defer making payment or delivery as to any Award, if any such tax is payable, until indemnified to its satisfaction, and the Company shall have no liability to any Participant for exercising the foregoing right. The Committee may, in its sole discretion and subject to such rules as it may adopt, permit or require a Participant to pay all of or a portion of the federal, state and cantonal, local and social or payroll tax arising in connection with the grant, vesting, settlement, or exercise of any Award, by, among other methods, (i) having the Company withhold shares of Stock, (ii) tendering shares of Stock received in connection with such Award back to the Company or (iii) delivering other previously acquired shares of Stock having a Fair Market Value equal to the amount required to be withheld.
17.    Duration of the Plan. No Award shall be made under the Plan more than ten years after the date of its adoption by the Board; provided, however, that the terms and conditions applicable to any Award granted on or before such date may thereafter be amended or modified by mutual agreement between the Company and the Participant, or such other Person as may then have an interest therein.
18.    Amendment and Termination.
(a)    Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board or Committee may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) stockholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Stock is principally quoted or traded, or (ii) the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (A) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, (B) to impose any clawback or recoupment provisions with respect to any Awards (including any amounts or benefits arising from such Awards) adopted by the Company from time to time, or (C) as the Board or Committee determines in good faith to be in the best interests of the Participants affected thereby. Notwithstanding anything to the contrary in the Plan, the Board or the Committee may amend the Plan, or create subplans, in such manner as may be necessary to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations to the extent that such action would not require shareholder approval. The Committee or the Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.
(b)    The Board or the Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any provision of the Plan or any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or beneficiary of an Award; provided, however, that no such action shall materially adversely affect the rights of any affected Participant or holder or beneficiary under any Award theretofore granted under the Plan, except (i) to the extent any such action is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, (ii) to impose any clawback or recoupment provisions with respect to any Awards (including any amounts or benefits arising from such Awards) adopted by the Company from time to time, or (iii) as the Board or Committee determines in good faith to be in the best interests of the Participants affected thereby).
19.    Other Provisions.

(a)    The Committee may grant Awards to employees or other service providers of the Company, its Subsidiaries and Joint Ventures who reside or performs services globally. Notwithstanding anything in the Plan to the contrary, the Committee may, in its sole discretion: (a) amend or vary the terms of the Awards in order to conform such terms with the requirements of each jurisdiction where a Subsidiary or Joint Venture is located; (b) amend or vary the terms of the Plan in each jurisdiction where a Subsidiary is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for Participants and/or the Subsidiary or Joint Venture; or (c) amend or vary the terms of the Plan in a jurisdiction where the Subsidiary or Joint Venture is located as it considers necessary or desirable to meet the goals and objectives of the Plan. The Committee may where it deems appropriate in its sole discretion, establish one or more sub-plans for these purposes, and establish administrative rules and procedures to facilitate the operation of the Plan in such jurisdictions.
(b)    Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant’s employment or service with the Company or any of its Subsidiaries or Joint Ventures; nor interfere in any way with the Participant’s right or the Company’s or a Subsidiary’s right to terminate such relationship at any time, with or without cause, to the extent permitted by applicable laws and any enforceable agreement between the Participant and the Company or a Subsidiary, as applicable.
(c)    No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee, in its discretion, shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock, or whether such fractional shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

(d)    In the event any provision of the Plan shall be held to be illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if such illegal or invalid provisions had never been contained in the Plan.
(e)    Notwithstanding any provision to the contrary, the Company shall have no liability to deliver any Award or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the United States Securities Act of 1933, as amended, and the Exchange Act, the Italy Consolidated Financial Act (Testo Unico delle Disposizioni in materia di intermediazione finanziaria), and the Netherlands Financial Supervision Act (Wet op het financieel toezicht) and rules promulgated thereunder) and the shares of Stock in respect of such Award are authorized for listing on the New York Stock Exchange, Euronext Paris, S.A. or Mercato Telematico Azionario (organized and managed by Borsa Italiana S.p.A.), provided that the Company is under no obligation to register or qualify the Stock to effect such compliance.
(f)    Except as otherwise provided in any Award Agreement or as expressly set forth herein, a Participant shall have no rights as a shareholder of the Company until he or she becomes the holder of record of the shares of Stock.
(g)    Payments and other benefits received by a Participant under an Award shall not be deemed a part of a Participant’s compensation for purposes of determining the Participant’s benefits under any other employee benefit plans or arrangements provided by the Company or a Subsidiary, unless the Committee expressly provides otherwise in writing or unless expressly provided under such other plan or arrangement.
20.    Governing Law. Subject to Section 19(a) hereof, the Plan and any actions taken in connection herewith shall be governed by and construed in accordance with the laws of the Netherlands, without regard to its jurisdiction’s conflict of laws principles.

21.    Unfunded Plan. Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish a fiduciary relationship between the Company and any Participant or other Person. To the extent any Person holds any rights by virtue of an Award under the Plan, such right (unless otherwise determined by the Committee) shall be not greater than the right of an unsecured general creditor of the Company.
22.    Code Section 409A for U.S. Taxpayers.
(a)    The Plan and all Awards made hereunder shall be interpreted, construed and operated to reflect the intent of the Company that all aspects of the Plan and the Awards shall be interpreted either to be exempt from the provisions of Code Section 409A or, to the extent subject to Code Section 409A, comply with Code Section 409A and any regulations and other guidance thereunder. This Plan may be amended at any time, without the consent of any party, to avoid the application of Code Section 409A in a particular circumstance or that is necessary or desirable to satisfy any of the requirements under Code Section 409A, but the Company shall not be under any obligation to make any such amendment.
(b)    Notwithstanding any provision to the contrary, if an Award constitutes an item of deferred compensation under Code Section 409A and becomes payable by reason of a Participant’s termination of employment such payment shall not be made to the Participant unless the Participant’s termination of employment constitutes a “separation from service” (within the meaning of Code Section 409A and any the regulations or other guidance thereunder). In addition, no such payment or distribution shall be made to the Participant prior to the earlier of (a) the expiration of the six-month period measured from the date of the Participant’s separation from service or (b) the date of the Participant’s death, if the Participant is deemed at the time of such separation from service to be a “specified employee” (within the meaning of Code Section 409A and any the regulations or other guidance thereunder) and to the extent such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A and any the regulations or other guidance thereunder. Except as provided in an Award Agreement, all payments which had been delayed pursuant to the immediately preceding sentence shall be paid to the Participant in a lump sum on the first day following the expiration of such six-month period (or, if earlier, upon the Participant’s death).
Notwithstanding any provisions of this Plan, the Company, its Subsidiaries and Joint Ventures do not guarantee to any Participant or any other Person with an interest in an Award that any Award intended to be exempt from Code Section 409A shall be so exempt, nor that any Award intended to comply with Code Section 409A or Code Section 422 shall so comply.
23.    Successors and Assigns. The Plan shall be binding on the Company and all Participants and their respective heirs, executors, agents, trustees, administrators, successors and assigns.
24.    Gender, Singular, Plural, Captions. Where the context of the Plan permits, words in the masculine gender shall include the feminine gender, the plural form of a word shall include the singular form, and the singular form of a word shall include the plural form. In addition, the captions of the Sections of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.
25.    Effective Date and Applicability. This Plan shall be effective as of the date of its approval and the provisions contained herein shall apply with respect to any and all Awards granted on or after such date.

STELLANTIS N.V.
Equity Incentive Plan
French-Qualified RSU Subplan

1.Introduction.
The Stellantis N.V. Equity Incentive Plan (the "Plan") was adopted by the Board of Directors of Stellantis, N.V. (the “Company”) and approved by the Company’s shareholders at an Annual General Meeting of shareholders held on [*], 2021.
The Board of Directors has established the Plan for the benefit of certain employees of the Company and its Affiliates, including its French Subsidiary(ies) provided that it holds directly or indirectly at least 10% of the share capital, and its French branches (each, a “French Entity”).
Sections 3 and 18 of the Plan specifically authorizes the Committee as delegated by the Board to adopt rules and/or procedures (including the adoption of any subplan under the Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures. The Committee has determined that it is desirable to establish a subplan for the purposes of granting Restricted Stock Units that qualify for specific tax and social security treatment in France (“French-Qualified RSUs”). The Committee, therefore, has established this subplan to the Plan for Restricted Stock Unit grants to French Participants (as defined herein) (the “French Subplan”), for the purpose of granting Restricted Stock Units that qualify for the treatment available under Sections L. 225-197-1 to L 225-197-5 and Sections L. 22-10-59 and L. 22-10-60 of the French Commercial Code, as amended, to employees who are resident in France for French tax purposes and/or subject to the French social security regime & (the “French Participants”).
Under the French Subplan, the employees will be granted only Restricted Stock Units as defined in Section 2 hereunder. However, Restricted Stock Units may be granted to French Participants under the Plan and not under the French Subplan, in the Committee’s discretion. In addition, in no event will grants under the French Subplan include any other substitute awards.
2.Definitions.
Capitalized terms used in the French Subplan shall have the same meanings as set forth in the Plan, unless otherwise specified below. In addition,
A.the term “Award Agreement” shall mean the written or electronic agreement, contract or other instrument or document evidencing the French-Qualified RSUs and setting forth the applicable terms and conditions. In connection with the foregoing, the Award Agreement may, but need not, be executed or acknowledged by the Company and/or the French Participant;
B.the term “Date of Grant” shall be the date on which the Committee both (i) designates the French Participants and (ii) specifies the terms and conditions of the French-Qualified RSUs, including the number of shares of Stock over which the French-Qualified RSUs are granted, the vesting conditions and the conditions on the transferability of the shares;

C.the term “Closed Period” shall mean the specific periods as set forth by Section L. 22-10-59 of the French Commercial Code as amended from time to time, currently as follows: (i) thirty calendar days before the announcement of an interim financial report or a year-end report which the Company is obliged to make public and (ii) any period during which the Chief Executive Officer (directeur général), any deputy chief executive officer (directeur général délégué), or any member of the Board of Directors (conseil d’administration), the supervisory board (conseil de surveillance) or the executive board (directoire) of the Company, or any employee possesses knowledge of inside information (within the meaning of Article 7 of the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation) and cancelling the Directive 2003/6/UE and Directives 2003/124/CE Parliament and 2003/125/CE and 2004/72/CE of the Commission) which has not been disclosed to the public.
If the French Commercial Code is amended after adoption of this French-Qualified RSU Plan to modify the definition and/or applicability of the Closed Periods to French-Qualified RSUs, such amendments shall become applicable to any French-Qualified RSUs granted under this French Subplan, to the extent required under French law;
D.the term “Disability” shall mean total and permanent disability as defined by French law under categories 2 and 3 of Section L. 341-4 of the French Social Security Code;
E.the term “Restricted Stock Unit” shall mean a promise by the Company to issue shares of Stock in the future, subject to specific terms and conditions, restrictions and vesting requirements (including time-based vesting requirements and/or performance-based vesting requirements). Notwithstanding any provision in the Plan to the contrary and except in the case of death, Restricted Stock Units cannot be transferred to any third party. Restricted Stock Units shall be settled in shares of Stock only;
F.the term “Vesting Date” shall mean the date on which the French Participants are entitled to receive the shares of Stock underlying the French-Qualified RSUs. The Committee may provide in the applicable Award Agreement that shares of Stock underlying French-Qualified RSUs shall be issued only on a date occurring after the Vesting Date.
G.The term “French Participant” shall mean an individual who is an officer or an employee of a French Entity or a French Branch and who, at the Date of Grant is a French tax resident and is subject to the French mandatory social security regime.
3.Eligibility.
(a)Any individual who can qualify as a French Participant shall be eligible to receive Restricted Stock Units under the French Subplan, provided he or she also satisfies the eligibility conditions of the Plan.
(b)Restricted Stock Units may not be granted under the French Subplan to employees or officers owning more than ten percent (10%) of the Company’s share capital at grant date and no employees nor officers can own more than ten percent (10%) of the Company’s share capital as a result of the grant. Restricted Stock Units may not be granted to officers of a French Entity, other than the executive corporate officers (i.e., Président du Conseil d'Administration, Directeur Général, Directeur

Général Délégué, Membre du Directoire, Gérant de Sociétés par actions), unless such executive corporate officer is an employee of the French Entity, as defined by French law, and the grant is made to such officer in its employee capacity.

(c)Notwithstanding the foregoing paragraph, to the extent permissible under French tax and social security laws, including guidelines and specific tax or social security rulings issued by French tax and social security authorities, any individual who is employed by the Company or a French Entity or another Subsidiary of the Company shall be eligible to receive Restricted Stock Units under the French Subplan (provided that he or she also satisfies the conditions of the Plan) even if the individual is not a French tax resident and/or subject to the French social contribution regime at the Date of Grant and such an individual shall be considered, to the extent applicable (as determined by the Committee in its sole discretion), as a French Participant for purposes of this French Subplan.

4.Conditions of the Restricted Stock Units.
A.    Subject to Section 8 below, the terms and conditions of the Restricted Stock Units will not be modified after the Date of Grant, except as provided under Sections 5, 6 and 7 of the French Subplan, or as otherwise in keeping with French law.
B.    Vesting and Settlement of Restricted Stock Units
(i)Minimum Vesting Period. The initial vesting date for Restricted Stock Units granted under the French Subplan shall not occur prior to the expiration of the period as is required to comply with the minimum mandatory vesting period applicable to French-Qualified RSUs under Section L. 225-197-1 of the French Commercial Code, as amended, or the relevant sections of the French Tax Code or the French Social Security Code, as amended, to qualify for the specific tax and social security regime under French law.
(ii)Settlement. Restricted Stock Units that vest in accordance with the terms and conditions of the applicable Award Agreement shall be settled in shares of Stock. For each Restricted Stock Unit that vests, a corresponding share shall be issued to the French Participant, subject to Section 4(C) below.
    C.    Additional Restrictions on Shares of Stock
(i)Minimum Holding Period. Except as otherwise decided at the sole discretion of the Committee, the shares of Stock issued upon vesting of the Restricted Stock Units may not be sold, leased or otherwise disposed of prior to the expiration of the period as is required to comply with the minimum mandatory holding period applicable under Section L. 225-197-1 of the French Commercial Code, as amended, or the relevant section of the French Tax Code, as amended, or the French Social Security Code, as amended, to qualify for the specific tax and social security regime under French law (the “Minimum Holding Period”). The Minimum Holding Period applies even after the French Participant is no longer an employee of a French Entity, except in the case of the French Participant’s death or Disability.
(ii)Dividend equivalents. A French Participant shall have no rights as a shareholder (voting and/or dividend rights) before he or she vests in the Restricted Stock Units

(i.e. on vesting date). The payment of dividend equivalents (whether in shares or in cash) is not permissible under this sub-plan.
(iii)French Participant’s Account. The shares of Stock issued pursuant to the vesting of Restricted Stock Units granted under the French Subplan shall be recorded and held in the name of the French Participant with the Company or a broker or in such other manner as the Company may determine in order to ensure compliance with applicable laws, including the Minimum Holding Period and the nominative form of the shares.
(iv) Closed Periods. To the extent and as long as applicable to French-Qualified RSU granted by the Company, shares of Stock received from the settlement of French-Qualified RSUs may not be sold or transferred during a Closed Period as set forth in the Section 2 (C) above and in the French Commercial Code, as amended.
(v) Executive corporate officers. To the extent and as long as applicable to French-Qualified RSUs granted by the Company, a specific holding period for the shares of Stock shall be imposed in the applicable Award Agreement for French Participants who qualify as executive corporate officers of the Company under French law, as set forth in Section 3 above.
5.Changes In Capitalization.
Notwithstanding any provision in the Plan to the contrary, adjustments to the Restricted Stock Units and/or the number of shares of Stock subject to Restricted Stock Units issued hereunder shall be made to preclude the dilution or enlargement of benefits under the Restricted Stock Units only in the event of certain transactions by the Company, provided that such adjustment is authorized under French law and applicable guidelines of the authorities. In the event of an adjustment in violation of the applicable French rules, the Restricted Stock Units may no longer qualify for specific tax and social security treatment under French law.
6.Death and Disability.
If a French Participant terminates employment by reason of death while holding Restricted Stock Units that are not fully vested at the time of death, the unvested Restricted Stock Units shall become fully transferable to the heirs of the French Participant.
Notwithstanding any other provision of the Plan and the French Subplan, in the event of a death of a French Participant, the French Participant’s heirs are entitled to request that the number of shares of Stock corresponding to the unvested Restricted Stock Units at the date of death be delivered to them, provided that such request is made within six months following the date of death. If the French Participant’s heirs do not request delivery of the shares of Stock within six months following the French Participant’s death, the Restricted Stock Units will be forfeited.
If a French Participant is terminated by reason of his or her Disability, the Company may determine the treatment of the Restricted Stock Units then outstanding but not previously vested, including that such Restricted Stock Units may be forfeited, may continue to vest on the existing schedule or may vest on an accelerated basis and be settled in shares of Stock as promptly as practicable after vesting, provided that the French Participant provides sufficient evidence of his or her Disability.

Any French Participant terminated by reason of his or her Disability or the heirs of the French Participant requesting the Restricted Stock Units shall not be subject to the Minimum Holding Period.
7.Change in Control.
In the event of a Change in Control of the Company or a liquidation, reorganization, merger, consolidation or amalgamation with another company in which the Company is not the surviving company, the Committee may, in its complete and total discretion, authorize the immediate vesting of Restricted Stock Units before the date on which any such Change in Control, liquidation, reorganization, merger, consolidation or amalgamation becomes effective. If this occurs, the Restricted Stock Units may no longer qualify for specific tax and social security treatment under French law.
8.Disqualification of Restricted Stock Units.
If the Restricted Stock Units are modified or adjusted in a manner in keeping with the terms of the Plan or as mandated as a matter of law and the modification or adjustment is contrary to the terms and conditions of the French Subplan, the Restricted Stock Units may no longer qualify for the specific tax and social security treatment under French law.
If the Restricted Stock Units no longer qualify for the specific tax and social security treatment under French law, the Committee may, provided it is authorized to do so under the Plan, lift, shorten or terminate certain restrictions applicable to the vesting of the Restricted Stock Units or the sale of shares of Stock which may have been imposed under this French Subplan or Award Agreement delivered to the French Participant.
9.Interpretation.
It is intended that Restricted Stock Units granted under the French Subplan shall qualify for the specific tax and social security treatment applicable to Restricted Stock Units granted under Sections L. 225-197-1 to L. 225-197-5 and L. 22-10-59 and L. 22-10-60 of the French Commercial Code, as amended, and in accordance with the relevant provisions set forth by French tax and social security laws and the French tax and social security administrations, but the Company makes no undertaking to maintain this status. The terms of the French Subplan shall be interpreted accordingly and in accordance with the relevant provisions set forth by French tax and social security laws, the French tax and social security administrations, any relevant guidelines published by the French tax and social security administrations and are subject to the fulfillment of legal, tax and reporting obligations.
In the event of any conflict between the provisions of the present French Subplan and the Plan, the provisions of the French Subplan shall control for any grants made thereunder to French Participants.
10.Employment Rights.
The adoption of this French Subplan shall not confer upon the French Participants or any employees of a French Entity, any employment rights and shall not be construed as part of any employment contracts that a French Entity has with its employees.
11.Amendments.
Subject to the terms of the Plan, the Committee reserves the right to amend, suspend or terminate the French Subplan at any time, without any retroactive effect.

12.Number of Shares of Stock Granted and Shareholder Authorization.
The Plan and the Share limitations contained in the Plan thereof have been authorized by the Company’s shareholders for grants to French Participants. Such authorization is intended to meet the requirements of Sections L. 225-197-1 and L. 225-197-5 and L. 221059 and L. 2210-60 of the French Commercial Code, to the extent applicable to awards granted by the Company.
13.Adoption.
The French Subplan was adopted by the Committee and shall be effective as of the date of effectiveness of the Plan.